Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KRISSPI INC.", CHANGING ITS NAME FROM "KRISSPI INC." TO "KRISSPI TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF JULY, A.D. 2020, AT 4:04 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6570704 8100

SR# 20206453044

Authentication: 203373208

Date: 07-30-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

KRISSPI INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Article I & IV   " so that, as amended, said Article shall be and read as follows:

ARTICLE I: The name of the corporation is KRISSPI TECHNOLOGIES, INC.
ARTICLE IV: The aggregate number of shares which the Corporation shall have authority to issue is 15,000,000 shares of capital stock all of which shall be designated "Common stock" and have a par value of $0.00001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th   day of July   , 20 20   .

By: /s/ Derrick Butler
          Authorized Officer

Title: CEO

Name: Derrick Butler
          Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:04 PM 07/28/2020
FILED 04:04 PM 07/28/2020
SR 20206453044 - File Number 6570704